UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57897/ May 30, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13015

_____

In the Matter of   :
                                                   :   ORDER MAKING FINDINGS AND
DOVER PETROLEUM CORP.,   :   REVOKING REGISTRATION BY
PARADIGM ADVANCED   :   DEFAULT AS TO PARADIGM
   TECHNOLOGIES, INC., and   :   ADVANCED TECHNOLOGIES, INC.
PLAYSTAR WYOMING HOLDING CORP.   :

_____

        The Securities and Exchange Commission (Commission) initiated this proceeding by issuing an Order Instituting Proceedings (OIP) on April 21, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The record shows that Paradigm Advanced Technologies, Inc. (Paradigm), was served with the OIP on April 25, 2008. Paradigm's Answer was due within ten days of service of the OIP. See 17 C.F.R. § 201.220(b); OIP at 3.

        On May 27, 2008, the Division of Enforcement (Division) filed a Motion for Default against Paradigm based on Paradigm's failure to file an Answer to the OIP as required by Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice.

        Paradigm is in default because it did not file an Answer to the allegations in the OIP and did not participate in the telephonic prehearing conference on May 29, 2008. See 17 C.F.R. §§ 201.155(a), 220(f), 221(f). Based on Paradigm's default, I find the factual allegations in the OIP to be true as to it. See 17 C.F.R. § 201.155(a).

        Paradigm (CIK No. 1009781)[1] is a void Delaware corporation located in Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Paradigm is delinquent in its periodic filings with the Commission having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of $2,459,587. As of the date of the OIP, Paradigm was delinquent in twenty-three filings. On November 7, 2003, Paradigm filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Delaware. The bankruptcy proceeding was terminated on April 21, 2006. As of April 15, 2008, the common stock of Paradigm was traded on the over-the-counter markets.

_____

[1] The Commission uses a Central Index Key to identify filers.

RULING AND ORDER

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security when the issuer has failed to comply with a provision of the Exchange Act or the rules thereunder. Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require domestic issuers to file annual and quarterly reports with the Commission. I conclude on these facts that revocation of the registration of each class of Paradigm's registered securities is both necessary and appropriate for the protection of investors.

I GRANT the Division's Motion for Default and ORDER that the registration of each class of registered securities of Paradigm Advanced Technologies, Inc., is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge